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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             NAI TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   62872H 10 7
                                 (CUSIP Number)

                                Charles S. Holmes
                                  P.O. Box 2850
                              Southampton, NY 11969
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 9, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].



                        (Continued on following page(s))

                               Page 1 of 20 Pages

                         Exhibit Index Appears on Page 6



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CUSIP No.  62872H 10 7                                       Page 2 of 20 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles S. Holmes
- ------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
         OF A GROUP                                                   (b) [ ]
- ------------------------------------------------------------------------------------

3        SEC USE ONLY
- ------------------------------------------------------------------------------------

4        SOURCE OF FUNDS                                                n/a
- ------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.
- ------------------------------------------------------------------------------------

   NUMBER                  7        SOLE VOTING POWER             3,000,000* shares
     OF                    ---------------------------------------------------------
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER
    OWNED                  ---------------------------------------------------------
     BY
    EACH                   9        SOLE DISPOSITIVE POWER        3,000,000* shares
  REPORTING                ---------------------------------------------------------
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER
- ------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                   3,000,000* shares
- ------------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES
- ------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              28.7%*
- ------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                                          IN
- ------------------------------------------------------------------------------------
*        See Item 5 hereof.




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Item 1.  Security and Issuer.

                  This Statement on Schedule 13D relates to shares of Common Stock, par value $.10 per share (the "Common Stock"), of NAI Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at 2405 Trade Centre Avenue, Longmont, Colorado 80503.

Item 2.  Identity and Background.

                  (a)-(c) This Statement is filed by Charles S. Holmes, the President and sole stockholder of Asset Management Associates of New York, Inc., a New York based firm specializing in acquisitions of manufacturing businesses, whose executive office is located at P.O. Box 2850, Southampton, New York 11969.

                  (d)-(f) During the five years prior to the date hereof, Mr. Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Holmes is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

                  By notice, and pursuant to an agreement with the Company, dated May 9, 1996, Mr. Holmes (i) exercised his right to convert the 12% Convertible Subordinated Promissory Note due 2001 of the Company in the aggregate unpaid principal amount of $2,000,000 held by him (the "Note") into 1,000,000 shares (the "Shares") of Common Stock of the Company as provided in
Section 6 of the Note and (ii) was granted warrants to purchase 300,000 shares of Common Stock of the Company at any time and from time to time on or before February 15, 2002 at an exercise price of $3.00 per share, subject to adjustment in certain events (the "New Warrants") by the Company. No additional funds were used by Mr. Holmes for the conversion of the Note or the acquisition of the New Warrants.

Item 4. Purpose of the Transaction.

                  Mr. Holmes converted the Note to enable the Company to achieve recompliance with the Net Tangible Asset Requirement of The Nasdaq Stock Market ("Nasdaq"). In consideration for converting the Note, the Company granted Mr. Holmes the New
Warrants.

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                  Reference is hereby made to Item 6 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the Company's securities.

                  Although Mr. Holmes has not formulated any definitive plans not set forth herein, he may from time to time continue to acquire, or to dispose of, the Shares, the Warrants, Common Stock and/or other securities of the Company if and when he deems it appropriate. He may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent he deems it advisable in light of market conditions, investment policies and other factors.

                  On May 3, 1996, the Board of Directors of the Company, including Mr. Holmes, authorized to submit for shareholder approval an amendment to the Company's Restated Certificate of Incorporation providing for a staggered Board of Directors containing two classes, with one class having three members and the other class having four members. The directors in each class generally are to serve a two year term from the date of their election, at an annual meeting, by the shareholders of the Company. If such amendment is approved by the shareholders of the Company, it may have the effect of discouraging attempts by persons or groups to take control of the Company.

                  Except as indicated in this Schedule 13D, Mr. Holmes currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  (a) As of May 24, 1996, the Company had a total of 8,459,437 shares of Common Stock issued and outstanding (including the Shares). As a result of the conversion of the Note, Mr Holmes is the "beneficial owner", as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules and regulations thereunder, of 1,000,000 shares of Common Stock of the Company (referred to elsewhere herein as the "Shares"), constituting 11.8% of the Company's total outstanding shares of Common Stock.

                  In connection with the Company's Private Placement discussed in Item 6 of the Statement on Schedule 13D dated February 15, 1996, Mr. Holmes purchased the Note and warrants to purchase 500,000 shares of Common Stock of the Company on or before February 15, 2002 at an exercise price of $2.50 per share, subject to adjustment in certain events (the "Warrants"). In addition, the Company granted to Mr. Holmes additional warrants to purchase 1,200,000 shares of Common Stock of the Company on or before February 15, 2002 at an exercise price of $2.50 per share,

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subject to adjustment in certain events, for past advisory services in connection with the Private Placement and the engagement of Commonwealth Associates as the Company's placement agent (the "Additional Warrants"). As previously stated, the Company also granted to Mr. Holmes the New Warrants in connection with the conversion of the Note into the Shares. The Warrants, Additional Warrants and New Warrants are sometimes collectively referred to as the "Investment Warrants."

                  As a result of the ownership by Mr. Holmes of the Investment Warrants, Mr. Holmes currently may be deemed to own beneficially 2,000,000 additional shares of Common Stock, which combined with the Shares constitute 28.7% of the Company's total outstanding shares of Common Stock, as determined in accordance with Rule 13d-3 of the Exchange Act.

                  It should be noted that, as a result of certain provisions in the Investment Warrants, the number of shares of Common Stock which Mr. Holmes may be entitled to receive upon exercise of the Investment Warrants is subject to change.

                  Except as set forth in Item 5(a), Mr. Holmes does not own any shares of Common Stock of the Company and is not the "beneficial owner" of any such shares, as such term is defined in the Exchange Act or the rules and regulations thereunder.

                  (b) Mr. Holmes possesses the sole power to vote and dispose of, and to direct the voting and disposition of, the Shares as a result of the conversion of the Note into the Shares.

                  Except as set forth in the immediately preceding paragraph Mr. Holmes does not possess the power to vote or dispose of any shares of Common Stock of the Company unless the Investment Warrants are exercised for shares of Common Stock of the Company, which Mr. Holmes has no current intention of doing. Only in the event of such exercise may Mr. Holmes be deemed to have the sole power to vote and dispose of, and to direct the voting and disposition of, the shares of Common Stock referenced above.

                  (c) Except as set forth herein, Mr. Holmes does not beneficially own any shares of Common Stock of the Company and has not engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

                  (d) & (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

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                  On May 9, 1996, the Company entered into an agreement with Mr.
Holmes, a member of the Company's Board of Directors, which provided that in consideration of his converting the 12% Convertible Subordinated Promissory Note due 2001 of the Company in the aggregate unpaid principal amount of $2,000,000 held by him into 1,000,000 shares of Common Stock of the Company as provided in
Section 6 of the Note (the "Conversion") which enabled the Company to achieve recompliance with the Net Tangible Asset Requirement of Nasdaq, the Company would immediately grant Mr. Holmes warrants to purchase 300,000 shares of Common Stock at any time and from time to time on or before February 15, 2002 at an exercise price of $3.00 per share, subject to adjustment in certain events (referred to elsewhere herein as the "New Warrants"). On that same date, Mr. Holmes advised the Company in writing that he was exercising his right to convert the Note into the Shares. The Conversion was completed on May 22, 1996 after the Company received oral advice from Nasdaq that its securities would continue to be listed in the Nasdaq National Market and is deemed effective as of May 9, 1996.

                  Pursuant to the terms of the New Warrants, the number of shares of Common Stock to be received upon exercise are subject to adjustment upon the occurrence of certain events. As a result of such provisions, the number of shares of Common Stock which Mr. Holmes may be entitled to receive upon exercise of the New Warrants is subject to change.

                  Except as described herein and in the Statement on Schedule 13D dated February 15, 1996, Mr. Holmes has no other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. Mr. Holmes reserves the right to enter into any such contracts, arrangements, understandings or relationships in the future.

Item 7.  Material to be Filed as Exhibits.


Exhibit No.                         Description                             Page
- -----------                         -----------                             ----
1                 Letter Agreement, dated May 9, 1996,
                  between the Company and Mr. Holmes.                        8

2                 Notice of Exercise, dated May 9, 1996,
                  from Mr. Holmes to the Company.                            9

3                 Warrant registered in the name of Mr.
                  Holmes to Purchase 300,000 shares of
                  Common Stock of the Company on or
                  before February 15, 2002.                                 10

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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 28, 1996

                                        /s/ Charles S. Holmes
                                        ---------------------
                                          Charles S. Holmes

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